Condensed Consolidated Interim Financial Statements (Amended)

Prepared by Management

Second Quarter Report
Three and Six Months Ended June 30, 2013 and 2012

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2013	2012
ASSETS

Current assets
Cash and cash equivalents		$22,309	$18,617
Investments	5	1,779	8,520
Accounts receivable	6	29,422	20,526
Inventories	7	27,941	40,797
Prepaid expenses		8,081	9,940
Total current assets		89,532	98,400

Non-current deposits		1,054	1,451
Mineral property, plant and equipment	9	373,388	338,431
Goodwill	4	39,245	39,245
Total assets		$503,219	$477,527

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$30,648	$34,631
Income taxes payable		1,490	3,854
Derivative liabilities	12	1,498	5,336
Revolving credit facility		39,000	9,000
Total current liabilities		72,636	52,821

Provision for reclamation and rehabilitation		6,516	6,496
Contingent liability	13	599	8,497
Deferred income tax liability		70,812	69,517
Total liabilities		150,563	137,331

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 99,741,010 shares (Dec 31, 2012 - 99,541,522 shares)	Page 4	358,228	357,296
Contributed surplus	Page 4	13,329	12,828
Accumulated comprehensive income (loss)	Page 4	(9,260)	(5,331)
Deficit		(9,641)	(24,597)
Total shareholders' equity		352,656	340,196
Total liabilities and shareholders' equity		$503,219	$477,527

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2013	2012	2013	2012

Revenue		$71,250	$40,434	$141,123	$89,480

Cost of sales:
Direct production costs		44,746	15,890	81,633	32,501
Royalties		356	482	806	943
Share-based compensation	11	202	216	277	275
Amortization and depletion		13,149	4,328	25,223	12,824
Write down of inventory to net realizable value	7	6,383	-	7,878	-
	17	64,836	20,916	115,817	46,543
Mine operating earnings		6,414	19,518	25,306	42,937

Expenses:
Exploration	14	4,978	2,110	9,168	3,922
General and administrative	15	3,787	3,977	6,917	6,714
		8,765	6,087	16,085	10,636
Operating earnings		(2,351)	13,431	9,221	32,301

Mark-to-market loss/(gain) on derivative liabilities	12	(2,386)	(1,632)	(3,838)	(1,775)
Mark-to-market loss/(gain) on contingent liability	13	(5,408)	-	(7,899)	-
Finance costs		531	5	778	10

Other income (expense):
Foreign exchange		(2,439)	(3,463)	(1,039)	1,167
Investment and other income		371	411	2,349	1,940
		(2,068)	(3,052)	1,310	3,107

Earnings before income taxes		2,844	12,006	21,490	37,173

Current income tax expense		4,363	1,714	6,199	6,483
Deferred income tax expense		(1,158)	2,787	1,295	3,410
		3,205	4,501	7,494	9,893

Net earnings (loss) for the period		(361)	7,505	13,996	27,280

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	5	(4,242)	(3,680)	(3,929)	(3,367)

Comprehensive income (loss) for the period		$(4,603)	$3,825	$10,067	$23,913

Basic earnings (loss) per share based on net earnings		$(0.00)	$0.09	$0.14	$0.31
Diluted earnings (loss) per share based on net earnings	11 (c)	$(0.00)	$0.06	$0.10	$0.30

Basic weighted average number of shares outstanding		99,710,933	87,999,485	99,685,615	87,870,479
Diluted weighted average number of shares outstanding	11 (c)	99,710,933	90,775,352	101,828,232	90,816,849

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	capital	surplus	income (loss)	Deficit	equity
December 31, 2011		87,378,748	$259,396	$8,819	$(1,700)	$(66,725)	$199,790

Exercise of options	11 (a)	30,200	203	(67)			136
Exercise of warrants	11 (b)	656,070	6,108	(29)			6,079
Share based compensation	11 (a)			2,785			2,785
Unrealized gain (loss) on available for sale assets	5				(3,850)		(3,850)
Realized gain (loss) on available for sale assets	5				483		483
Expiry and forfeiture of options				(11)		11	-
Earnings for the period						27,280	27,280
June 30, 2012		88,065,018	265,707	11,497	(5,067)	(39,434)	232,703

Exercise of options	11 (a)	277,600	1,584	(542)			1,042
Exercise of warrants	11 (b)	136,447	1,199	-			1,199
Share appreciation rights	11 (a)	24,929	66	(66)			-
Issued on acquisition of mineral properties, net	4	11,037,528	88,740				88,740
Share based compensation	11 (a)			1,939			1,939
Unrealized gain (loss) on available for sale assets	5				61		61
Realized gain (loss) on available for sale assets	5				(325)		(325)
Earnings for the period						14,837	14,837
December 31, 2012		99,541,522	357,296	12,828	(5,331)	(24,597)	340,196
Exercise of options	11 (a)	133,000	698	(244)			454
Share appreciation rights	11 (a)	66,488	234	(234)			-
Share based compensation	11 (a)			1,939			1,939
Unrealized gain (loss) on available for sale assets	5				(1,755)		(1,755)
Realized gain on available for sale assets	5				(2,174)		(2,174)
Expiry and forfeiture of options				(960)		960	-
Earnings for the period						13,996	13,996
June 30, 2013		99,741,010	$358,228	$13,329	$(9,260)	$(9,641)	$352,656
Endeavour Silver Corp.	Page -4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2013	2012	2013	2012

Operating activities
Net earnings (loss) for the period		$(361)	$7,505	$13,996	$27,280
Items not affecting cash:
Share-based compensation	11 (a)	1,376	2,007	1,939	2,785
Amortization and depletion		13,228	4,386	25,376	12,927
Deferred income tax provision		(1,158)	2,788	1,295	3,411
Unrealized foreign exchange loss (gain)		687	1,829	602	(901)
Mark to market loss (gain) on derivative liability	12	(2,386)	(1,632)	(3,838)	(1,775)
Mark to market loss (gain) on contingent liability	13	(5,408)	-	(7,899)	-
Finance costs		35	5	152	10
Write down of inventory to net realizable value	7	6,383	-	7,878	-
Loss (Gain) on marketable securities	5	-	-	(1,777)	(483)
Net changes in non-cash working capital	16	7,282	(4,659)	(8,508)	(2,265)
Cash from operating activities		19,678	12,229	29,216	40,989

Investing activites
Property, plant and equipment expenditures	9	(31,641)	(11,946)	(60,357)	(21,295)
Investment in short term investments		-	(642)	(130)	(27,884)
Proceeds from sale of short term investments		-	14,721	4,720	46,633
Investment in long term deposits		-	8	-	(176)
Cash from (used in) investing activities		(31,641)	2,141	(55,767)	(2,722)

Financing activities
Proceeds from revolving credit facility		6,000	-	30,000	-
Common shares issued on exercise of options and warrants	11 (a)(b)	161	668	454	1,278
Interest paid		(90)	-	(132)	-
Cash from financing activites		6,071	668	30,322	1,278

Effect of exchange rate change on cash and cash equivalents		(164)	(978)	(79)	465
Increase (decrease) in cash and cash equivalents		(5,892)	15,038	3,771	39,545
Cash and cash equivalents, beginning of period		28,365	101,384	18,617	75,434
Cash and cash equivalents, end of period		$22,309	$115,444	$22,309	$115,444

Supplemental cash flow information	16

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2012. The Board of Directors approved the amended condensed consolidated interim financial statements for issue on October 30, 2013.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars and includes the accounts of the Company and its wholly owned subsidiaries Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C. V., Minera Plata Carina Spa, MXRT Holding Ltd. (formerly Mexgold Resources Inc.), Compania Minera El Cubo S.A. de C. V., Gammon Lake Guadelupe S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2012, except as noted in Note 3(b).

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2012. In addition, the following accounting policy has been further defined for these condensed consolidated interim financial statements.

(a) Revenue recognition

The Company recognizes revenue from the sale of bullion and concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can reliably measured. Revenue from the sale of concentrates is based on prevailing market prices and estimated mineral content which is subject to adjustment upon final settlement based on metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue. Revenue is recorded in the consolidated statement of comprehensive income gross of treatment and refining costs paid to counterparties under the terms of the agreements.

(b) Changes in International Financial Reporting Standards (IFRS)

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2013; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The nature and impact of each new standard and amendment applicable to the Company are described below:

IAS 1 Presentation of items of other comprehensive income (Amendment)

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified to profit or loss at a future point in time (e.g. net gain or loss on available-for-sale financial assets) shall be presented separately from items that will never be reclassified. This amendment has no impact on the Company’s presentation as the components of OCI pertain only to net gains or losses on marketable securities classified as available-for-sale financial assets.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. The adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries or investees.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 did not result in any changes to the Company’s condensed consolidated interim financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required by IAS 34 for financial instruments, thereby affecting the condensed consolidated interim financial statements. The Company has provided these disclosures in Notes 19.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	PURCHASE PRICE ALLOCATION

On July 13, 2012, the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries . As at December 31, 2012, the total consideration and the allocation of the consideration to the fair value of the assets and liabilities acquired were preliminary and subject to change. As of June 30, 2013, total consideration paid was as follows:

Purchase Cost
Cash paid	$100,000
Common shares issued	88,944
Contingent consideration	7,908
Working capital adjustment	6,635
$203,487

During the period ended June 30, 2013, the Company and the counterparty agreed on a final working capital adjustment, resulting in an $138 increase in the estimated purchase price and a corresponding change in the value of inventory acquired.

The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Final fair values were determined based on independent appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. The following sets forth the final allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair values.

Assets:
Cash and cash equivalents	$843
Receivables	7,306
Inventories	5,000
Prepaid expenses	228
Plant and equipment	10,161
Mineral properties	197,536
Goodwill	39,245
Total assets	260,319
Liabilities:
Accounts payable and accrued liabilities	(6,521)
Provision for reclamation and rehabilitation	(3,735)
Deferred income tax liability	(46,576)
Total liabilities	(56,832)
Net identifable assets acquired	$203,487

Endeavour Silver Corp.	Page -8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	INVESTMENTS

	June 30	December 31
	2013	2012
Notes receivable:
Carrying value	-	2,133
Unrealized gain (loss)	-	1,837
Unrealized foreign exchange gain (loss)	-	357
	-	4,327

Investment in marketable securities, at cost	11,039	11,698
Unrealized gain (loss) on marketable securities	(8,887)	(7,723)
Unrealized foreign exchange gain (loss)	(373)	218
	1,779	4,193

	$1,779	$8,520

In March 2013, the Company disposed of Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were acquired in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). Management recorded the Notes at their estimated fair market value with the change in fair value and any related foreign exchange gains or losses recognized in other comprehensive income. On disposition of the Notes, the Company recognized $2,174 in net earnings for the period, which represents the cumulative gain previously recognized in other comprehensive income.

The marketable securities are classified as Level 1 in the fair value hierarchy (see Note 19) and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

6.	ACCOUNTS RECEIVABLE

		June 30	December 31
	Note	2013	2012

Trade receivables		$3,581	$-
IVA receivables		23,344	17,711
Income tax receivables		2,100	1,914
Due from related parties	8	208	136
Other receivables		189	765
		$29,422	$20,526

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see Note 19).

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	INVENTORIES

	June 30	December 31
	2013	2012

Warehouse inventory	$10,481	$9,273
Stockpile inventory (1)	6,712	8,691
Finished Goods inventory (2) (3)	5,705	18,691
Work in process inventory (3)	5,043	4,142
	$27,941	$40,797

(1)

The Company stockpiled 125,648 tonnes of mined ore as of June 30, 2013 (December 31, 2011 – 113,134 tonnes). The stockpile inventory balance at June 30, 2013 includes a write down to net realizable value of $3,359 for the inventory held at the Guanacevi mine.

(2)

The Company held 255,260 silver ounces and 1,320 gold ounces as of June 30, 2013 (December 31, 2012 – 611,661 and 8,934, respectively). These ounces are carried at the lesser of cost and net realizable value. As at June 30, 2013, the quoted market value of the silver ounces is $4,814 (December 31, 2012 - $18,319) and the quoted market value of the gold ounces is $1,573 (December 31, 2012 - $14,804).

(3)

The finished goods and work in process inventory balances at June 30, 2013 include a write downs to net realizable value of $1,985 for inventory held by the El Cubo mine and $1,039 for inventory held by the Guanacevi mine . The write down for El Cubo is comprised of $1,357 of direct costs and $628 of depreciation and depletion and the write down for Guanacevi is comprised of $769 of direct costs and $270 of depreciation and depletion.

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies, with directors and management in common and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $208 net receivable related to administration costs and other items outstanding as of June 30, 2013 (December 31, 2012 – $136).

One of the related parties that the Company shares administrative services and office space with has been unable to meet its obligations. Therefore, the Company has provided an allowance totaling $181 at June 30, 2013 (December 31, 2012 - $181).

The Company was charged $90 for the six months ended June 30, 2013 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (June 30, 2012 - $351). The Company has a $7 payable related to legal costs outstanding as of June 30, 2013 (December 31, 2012 - $10) .

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2011	$90,365	$37,431	$26,634	$2,812	$3,560	$160,802
Additions	238,949	14,454	13,700	3,909	2,634	273,646
Disposals	-	-	-	-	(167)	(167)

Balance at December 31, 2012	329,314	51,885	40,334	6,721	6,027	434,281

Additions	25,154	25,592	8,505	310	879	60,440
Disposals	-	(16)	-	-	(49)	(65)

Balance at June 30, 2013	$354,468	$77,461	$48,839	$7,031	$6,857	$494,656

Accumulated amortization
Balance at December 31, 2011	$50,888	$8,632	$5,177	$751	$1,826	$67,274
Amortization	21,343	2,827	3,382	263	886	28,701
Disposals	-	-	-	-	(125)	(125)

Balance at December 31, 2012	72,231	11,459	8,559	1,014	2,587	95,850
Amortization	19,882	2,169	2,387	315	706	25,459
Disposals	-	-	-	-	(41)	(41)

Balance at June 30, 2013	$92,113	$13,628	$10,946	$1,329	$3,252	$121,268

Net book value
At December 31, 2012	$257,083	$40,426	$31,775	$5,707	$3,440	$338,431
At June 30, 2013	$262,355	$63,833	$37,893	$5,702	$3,605	$373,388

As of June 30, 2013, the Company had $3,899 committed to capital equipment purchases.

10.	REVOLVING CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over 3 years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolanitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including debt to EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation; the Company is in compliance with all such covenants as at June 30, 2013. At period end, the Company has drawn $39,000 on this facility and has recognized $759 in financing costs during the year. Subsequent to quarter end, on July 24, 2013, as part of the agreement the capacity of the credit facility was reduced to $50 million.

The Company has deferred commitment fees and legal costs of $732 which are being amortized over the life of the facility. $132 of the deferred commitment fees and legal costs was amortized for the six month period ended June 30, 2013.

Endeavour Silver Corp.	Page -11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SHARE CAPITAL

	(a)	Purchase Options

Options to purchase common shares of the Company have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value of the Company’s common shares on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Period Ended		Year Ended
	June 30, 2013		December 31, 2012
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	4,171,450	$5.87	3,697,000	$5.07
Granted	2,022,500	$4.12	1,070,250	$8.46
Exercised (1)	(253,000)	$3.56	(346,800)	$3.67
Cancelled	(215,600)	$8.28	(249,000)	$8.14
Outstanding, end of period	5,725,350	$5.27	4,171,450	$5.87

Options exercisable at period-end	3,762,800	$5.47	3,423,850	$5.33

(1) There were 120,000 options priced at CAN $3.67 that were cancelled in exchange for 66,488 share appreciation rights in the period ended June 30, 2013 (June 30, 2012 – Nil).

The following tables summarize information about stock options outstanding at June 30, 2013:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Jun 30, 2013	(Number of Years)	Prices	Jun 30, 2013	Prices

$1.00 - $1.99	300,000	1.0	$1.87	300,000	$1.87
$2.00 - $2.99	40,000	4.0	$2.01	40,000	$2.01
$3.00 - $3.99	1,413,400	1.7	$3.53	1,413,400	$3.53
$4.00 - $4.99	2,027,500	4.9	$4.12	409,500	$4.13
$8.00 - $8.99	1,944,450	3.4	$8.31	1,599,900	$8.28
	5,725,350	3.4	$5.27	3,762,800	$5.47

During the six month period ended June 30, 2013, the Company recognized share-based compensation expense of $1,939 (June 30, 2012 - $2,785) based on the fair value of the vested portion of options granted in current and prior periods.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Year Ended
	June 30, 2013	December 31, 2012
Weighted average fair value of options granted during the period	$$1.61	$4.41
Risk-free interest rate	1.20%	1.28%
Expected dividend yield	0%	0%
Expected stock price volatility	57%	73%
Expected option life in years	3.27	3.81

(b)	Warrants

Exercise		Oustanding at				Oustanding at June
Price	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	30, 2013
CAN $
$1.90	February 25, 2014	475,000	-	-	-	475,000
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	322,207	-	-	-	322,207
$2.05	February 26, 2014	427,098	-	-	-	427,098
		1,249,597	-	-	-	1,249,597

The warrants with an expiry date of February 26, 2014, consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures, are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended June 30, 2013, no warrants (June 30, 2012 – 117,039) were elected by the holder to be exercised “cashless” resulting in no shares (June 30, 2012 – 95,283) being issued.

(c)	Diluted Earnings per Share

		Three Months ended
		June 30	June 30
	Note	2013	2012
Basic earnings (loss)		$(361)	$7,505
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	12	-	(1,632)
Diluted earnings (loss)		$(361)	$5,873

Basic weighted average number of shares outstanding		99,710,933	87,999,485
Effect of dilutive securities:
Stock options		-	1,626,319
Share purchase warrants		-	309,531
Share purchase warrants with embedded derivative liabilities		-	840,016
Diluted weighted average number of share outstanding		99,710,933	90,775,351
Diluted earnings (loss) per share		$(0.00)	$0.06

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

		Six Months ended
		June 30	June 30
	Note	2013	2012
Basic earnings (loss)		$13,996	$27,280
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	12	(3,838)	(1,775)
Diluted earnings (loss)		$10,158	$25,505

Basic weighted average number of shares outstanding		99,685,615	87,870,479
Effect of dilutive securities:
Stock options		1,319,684	1,841,430
Share purchase warrants		233,386	279,816
Share purchase warrants with embedded derivative liabilities		589,547	825,124
Diluted weighted average number of share outstanding		101,828,232	90,816,849
Diluted earnings (loss) per share		$0.10	$0.30

12.	DERIVATIVE LIABILITIES

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability is classified as level 2 in the fair value hierarchy (see Note 19) . The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end, from the market with the greatest volume and level of activity. For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to estimate the fair value of the Canadian dollar denominated warrants. All warrants outstanding at June 30, 2013 will expire in February 2014.

Balance at December 31, 2011	$13,130

Exercise of financial liability	(4,937)
Mark to market loss (gain)	(1,775)
Balance at June, 2012	6,418

Exercise of financial liability	(929)
Mark to market loss (gain)	(153)
Balance at December 31, 2012	5,336

Exercise of financial liability	-
Mark to market loss (gain)	(3,838)
Balance at June 30, 2013	$1,498

Assumptions used in the Black-Scholes model to estimate the fair value of the warrant derivative liability:

	Period Ended	Year Ended
	Jun 30, 2013	Dec 31, 2012
Outstanding warrants	902,098	902,098
Weighted average fair value of warrants at period end	$1.66	$5.92
Risk-free interest rate	1.23%	1.12%
Expected dividend yield	0%	0%
Expected stock price volatility	57%	46%
Expected warrant life in years	0.7	1.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected life of the warrants.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	CONTINGENT LIABILITY

On July 13, 2012 the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold. The seller is entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time 3 month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date; and

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a Nil value assigned to the liability at acquisition.

The contingent consideration related to the metal price targets is considered a derivative, is recognized at fair value at period end and is classified as Level 2 in the fair value hierarchy (see Note 19). The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line. As at June 30, 2013 the fair value of the contingent consideration was estimated to be $599 (December 31, 2012 - $8,497).

14.	EXPLORATION

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012

Amortization and depletion	$33	$31	$67	$59
Share-based compensation	66	192	66	253
Salaries, wages and benefits	1,001	448	1,629	868
Direct costs	3,878	1,439	7,406	2,742
	$4,978	$2,110	$9,168	$3,922

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30	June 30	June 31	June 30
	2013	2012	2013	2012

Amortization and depletion	$46	$27	$86	$44
Share-based compensation	1,108	1,599	1,596	2,257
Salaries, wages and benefits	1,888	799	3,093	1,805
Direct costs	745	1,552	2,142	2,608
	$3,787	$3,977	$6,917	$6,714

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six months ended
	Period Ended	Period Ended
	June 30	June 30
	2013	2012

Net changes in non-cash working capital
Accounts receivable	$(8,824)	$(1,074)
Inventories	4,479	(3,068)
Prepaid expenses	1,859	(1,042)
Due from related parties	(72)	(48)
Accounts payable and accrued liabilities	(3,586)	2,937
Income taxes payable	(2,364)	30
	$(8,508)	$(2,265)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$244	$67
Fair value of shares issued under the share appreciation rights plan	234	-
Fair value of exercised agent warrants allocated to share capital	-	29

Other cash disbursements:
Income taxes paid	$8,668	$8,636

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

17.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

The segment disclosures have been amended to correct a revenue allocation error between Bolanitos and El Cubo in the amount of $3,462 for the three- and six-month periods ended June 30, 2013. The Company has chosen to correct this immaterial error by recasting the revenue amounts for the three- and six-month periods ended June 30, 2013. The impact of this recast has increased revenue at Bolanitos by $3,462 and decreased revenue at El Cubo by $3,462 for the three and six- month periods ended June 30, 2013.

	June 30, 2013
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$1,330	$237	$6,229	$10,165	$4,348	$22,309
Investments	1,779	-	-	-	-	1,779
Accounts receivables	373	1,069	2,871	8,164	16,945	29,422
Inventories	-	-	15,038	5,730	7,173	27,941
Prepaid expenses	954	268	1,231	1,327	4,301	8,081
Non-current deposits	264	56	582	143	9	1,054
Mineral property, plant and equipment	292	4,078	76,468	58,744	233,806	373,388
Goodwill	-	-	-	-	39,245	39,245
Total assets	$4,992	$5,708	$102,419	$84,273	$305,827	$503,219

Accounts payable and accrued liabilities	$5,521	$2,353	$5,468	$5,000	$12,306	$30,648
Income taxes payable	-	-	195	1,295	-	1,490
Revolving credit facility	39,000	-	-	-	-	39,000
Provision for reclamation and rehabilitation	-	-	1,838	921	3,757	6,516
Contingent liability	599	-	-	-	-	599
Derivative liabilities	1,498	-	-	-	-	1,498
Deferred income tax liability	(81)	-	9,839	19,579	41,475	70,812
Total liabilities	$46,537	$2,353	$17,340	$26,795	$57,538	$150,563

	December 31, 2012
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,360	$189	$7,839	$213	$4,016	$18,617
Investments	8,520	-	-	-	-	8,520
Accounts receivables	901	257	5,806	1,332	12,230	20,526
Inventories	-	-	15,488	16,047	9,262	40,797
Prepaid expenses	1,372	280	1,546	1,871	4,871	9,940
Non-current deposits	661	56	582	143	9	1,451
Mineral property, plant and equipment	217	1,952	74,255	49,504	212,503	338,431
Goodwill	-	-	-	-	39,245	39,245
Total assets	$18,031	$2,734	$105,516	$69,110	$282,136	$477,527

Accounts payable and accrued liabilities	$13,497	$1,409	$4,942	$4,947	$9,836	$34,631
Income taxes payable	42	-	1,147	2,564	101	3,854
Revolving credit facility	9,000	-	-	-	-	9,000
Provision for reclamation and rehabilitation	-	-	1,830	918	3,748	6,496
Contingent liability	8,497	-	-	-	-	8,497
Derivative liabilities	5,336	-	-	-	-	5,336
Deferred income tax liability	(81)	-	9,110	16,979	43,509	69,517
Total liabilities	$36,291	$1,409	$17,029	$25,408	$57,194	$137,331

Endeavour Silver Corp.	Page -17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended June 30, 2013
Silver revenue	$-	$-	$11,874	$21,688	$4,653	$38,215
Gold revenue	-	-	2,250	26,572	4,213	33,035
Total revenue	$-	$-	$14,124	$48,260	$8,866	$71,250
Salaries, wages and benefits:
mining	$-	$-	$1,672	$1,928	$3,132	$6,732
processing	-	-	677	625	557	1,859
administrative	-	-	917	1,253	1,535	3,705
stock based compensation	-	-	68	67	67	202
change in inventory	-	-	(605)	1,546	(146)	795
Total salaries, wages and benefits	-	-	2,729	5,419	5,145	13,293
Direct costs:
mining	-	-	3,657	5,049	3,291	11,997
processing	-	-	3,168	6,642	2,254	12,064
administrative	-	-	797	953	1,092	2,842
change in inventory	-	-	(1,579)	5,647	684	4,752
Total direct production costs	-	-	6,043	18,291	7,321	31,655
Depreciation and depletion:
depreciation and depletion	-	-	3,646	3,321	5,208	12,175
change in inventory	-	-	(671)	1,742	(97)	974
Total depreciation and depletion	-	-	2,975	5,063	5,111	13,149
Royalties	-	-	356	-	-	356
Write down of inventory to NRV	-	-	4,398	-	1,985	6,383
Total cost of sales	$-	$-	$16,501	$28,773	$19,562	$64,836
Earnings (loss) before taxes	$1,408	$(4,978)	$(2,377)	$19,487	$(10,696)	$2,844
Current income tax expense			1,186	2,473	704	4,363
Deferred income tax expense			6	1,971	(3,135)	(1,158)
Total income tax expense	-	-	1,192	4,444	(2,431)	3,205
Earnings (loss) after taxes	$1,408	$(4,978)	$(3,569)	$15,043	$(8,265)	$(361)

	Three months ended June 30, 2012
Silver revenue	$-	$-	$22,631	$8,769	$-	$31,400
Gold revenue	-	-	3,951	5,083	-	9,034
Total revenue	$-	$-	$26,582	$13,852	$-	$40,434
Salaries, wages and benefits:
mining	$-	$-	$1,331	$1,313	$-	$2,644
processing	-	-	487	296	-	783
administrative	-	-	816	840	-	1,656
stock based compensation	-	-	107	109	-	216
change in inventory	-	-	641	(870)	-	(229)
Total salaries, wages and benefits	-	-	3,382	1,688	-	5,070
Direct costs:
mining	-	-	3,748	2,256	-	6,004
processing	-	-	2,517	2,179	-	4,696
administrative	-	-	695	534	-	1,229
change in inventory	-	-	1,300	(2,193)	-	(893)
Total direct production costs	-	-	8,260	2,776	-	11,036
Depreciation and depletion:
depreciation and depletion	-	-	2,785	1,653	-	4,438
change in inventory	-	-	388	(498)	-	(110)
Total depreciation and depletion	-	-	3,173	1,155	-	4,328
Royalties	-	-	482	-	-	482
Total cost of sales	$-	$-	$15,297	$5,619	$-	$20,916

Earnings (loss) before taxes	$(5,402)	$(2,110)	$11,285	$8,233	$-	$12,006
Current income tax expense	-	-	396	1,318	-	1,714
Deferred income tax expense	-	-	1,064	1,723	-	2,787
Total income tax expense	-	-	1,460	3,041	-	4,501
Earnings (loss) after taxes	$(5,402)	$(2,110)	$9,825	$5,192	$-	$7,505

The Exploration Segment included $742 for the three months ended June 30, 2013 (2012 - $57) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Six months ended June 30, 2013
Silver revenue	$-	$-	$29,364	$40,791	$12,567	$82,722
Gold revenue	-	-	3,612	43,568	11,221	58,401
Total revenue	$-	$-	$32,976	$84,359	$23,788	$141,123
Salaries, wages and benefits:
mining	$-	$-	$3,365	$3,549	$5,448	$12,362
processing	-	-	1,170	1,164	968	3,302
administrative	-	-	1,780	2,528	2,515	6,823
stock based compensation	-	-	93	92	92	277
change in inventory	-	-	(523)	2,158	(132)	1,503
Total salaries, wages and benefits	-	-	5,885	9,491	8,891	24,267
Direct costs:
mining	-	-	7,861	9,442	6,571	23,874
processing	-	-	6,058	12,152	3,871	22,081
administrative	-	-	1,781	1,871	2,248	5,900
change in inventory	-	-	(1,276)	6,367	697	5,788
Total direct production costs	-	-	14,424	29,832	13,387	57,643
Depreciation and depletion:
depreciation and depletion	-	-	7,210	5,808	10,434	23,452
change in inventory	-	-	(815)	2,194	392	1,771
Total depreciation and depletion	-	-	6,395	8,002	10,826	25,223
Royalties	-	-	806	-	-	806
Write down of inventory to NRV	-	-	4,398	-	3,480	7,878
Total cost of sales	$-	$-	$31,908	$47,325	$36,584	$115,817
Earnings (loss) before taxes	$5,352	$(9,168)	$1,068	$37,034	$(12,796)	$21,490
Current income tax expense			2,516	2,949	734	6,199
Deferred income tax expense			728	2,600	(2,033)	1,295
Total income tax expense	-	-	3,244	5,549	(1,299)	7,494
Earnings (loss) after taxes	$5,352	$(9,168)	$(2,176)	$31,485	$(11,497)	$13,996

	Six months ended June 30, 2012
Silver revenue	$-	$-	$47,087	$20,723	$-	$67,810
Gold revenue	-	-	6,984	14,686	-	21,670
Total revenue	$-	$-	$54,071	$35,409	$-	$89,480
Salaries, wages and benefits:
mining	$-	$-	$2,928	$2,616	$-	$5,544
processing	-	-	990	587	-	1,577
administrative	-	-	1,600	1,476	-	3,076
stock based compensation	-	-	132	143	-	275
change in inventory	-	-	101	(1,157)	-	(1,056)
Total salaries, wages and benefits	-	-	5,751	3,665	-	9,416
Direct costs:
mining	-	-	8,304	3,968	-	12,272
processing	-	-	5,225	4,242	-	9,467
administrative	-	-	1,456	1,189	-	2,645
change in inventory	-	-	1,756	(2,780)	-	(1,024)
Total direct production costs	-	-	16,741	6,619	-	23,360
Depreciation and depletion:
depreciation and depletion	-	-	6,499	4,161	-	10,660
change in inventory	-	-	313	1,851	-	2,164
Total depreciation and depletion	-	-	6,812	6,012	-	12,824
Royalties	-	-	943	-	-	943
Total cost of sales	$-	$-	$30,247	$16,296	$-	$46,543

Earnings (loss) before taxes	$(1,842)	$(3,922)	$23,824	$19,113	$-	$37,173
Current income tax expense	-	-	2,573	3,910	-	6,483
Deferred income tax expense	-	-	1,353	2,057	-	3,410
Total income tax expense	-	-	3,926	5,967	-	9,893
Earnings (loss) after taxes	$(1,842)	$(3,922)	$19,898	$13,146	$-	$27,280

The Exploration Segment included $1,074 for the six months ended June 30, 2013 (2012 - $134) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

18.	TAX ASSESSMENTS

On February 18, 2013, the Mexican tax administration published temporary regulations on the tax amnesty program enacted in December 2012. Under the tax amnesty, available until May 31, 2013, taxpayers were able to settle tax liabilities for years 2006 and prior with forgiveness of up to 80% of the omitted tax and inflation adjustments and up to 100% of interest and penalties. Further, interest and penalties on qualified liabilities arising after 2007 will be eligible for a 100% forgiveness of penalties and interest.

Refinadora Plata Guanacevi SA de CV, a subsidiary of the Company, received a MXN$63 million (US$4.8 million) assessment on May 7th, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses, however the Company estimated a potential tax exposure of $425, plus additional interest and penalties of $460, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2012. On May 30, 2013, under the tax amnesty program the Company paid $561 to settle the dispute.

Metales Interamericanos S.A. de C.V., a subsidiary of the Company, acquired in the El Cubo transaction received a MXN$68 million (US$5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. Based on the advice of legal counsel, it is the Company’s view the tax assessment has no legal merit and an appeals process was initiated in 2010. On May 30, 2013, under the tax amnesty program the Company paid $682 to settle the dispute.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a MXN$238 million (US$18.3 million) assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, however as a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40, plus additional interest and penalties of $40, for which the Company has made a provision in the consolidated financial statements. The Company did not elect to use the tax amnesty and will continue the appeal process.

19.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Total	Level 1	Level 2	Level 3
As at June 30, 2013	$	$	$	$

Financial assets:
Available for sale securities	1,779	1,779	-	-
Trade receivables	3,581	3,581	-	-
Total financial assets	5,360	5,360	-	-

Financial liabilities:
Contingent liabilities	599	-	599	-
Derivative liabilities	1,498	-	1,498	-
Total financial liabilities	2,097	-	2,097	-

Fair values of financial assets and liabilities:

	As at June 30, 2013		As at December 31, 2012
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	22,309	22,309	18,617	18,617
Available for sale securities	1,779	1,779	8,520	8,520
Trade receivables	3,581	3,581	-	-
Other receivables	25,841	25,841	20,526	20,526
Total financial assets	53,510	53,510	47,663	47,663

Financial liabilities:
Accounts payable and accrued liabilities	32,138	32,138	38,485	38,485
Revolving credit facility	39,000	39,000	9,000	9,000
Contingent liabilities	599	599	8,497	8,497
Derivative liabilities	1,498	1,498	5,336	5,336
Total financial liabilities	73,235	73,235	61,318	61,318

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Available for sale securities (see Note 5)
•	Trade receivables (see Note 6)
•	Derivative liabilities (see Note 12)
•	Contingent liability (see Note 13)

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six Months ended June 30, 2013 and 2012
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877- 685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy
Kenneth Pickering

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 22 -